SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

532716107

(CUSIP Number of Class of Securities)

Samuel P. Fried

Senior Vice President, General Counsel and Secretary

Limited Brands, Inc.

Three Limited Parkway

P.O. Box 16000

Columbus, Ohio 43216

Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis S. Hersch

David L. Caplan

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned offer by Limited Brands, Inc., a Delaware corporation (“Limited Brands” or the “Company”), to purchase up to 44,444,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $19.75 and $22.50 per share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(5)	Form of Offer to Purchase dated February 27, 2004

1

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Form of Offer to Purchase dated February 27, 2004.